Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2017	October 31, 2016	July 31, 2016	April 30, 2016	January 31, 2016
Interest, Dividend and Fee Income
Loans	$3,301	$3,231	$3,193	$3,085	$3,066
Securities	469	437	431	413	423
Deposits with banks	54	53	56	53	61
	3,824	3,721	3,680	3,551	3,550
Interest Expense
Deposits	887	826	776	711	689
Subordinated debt	39	39	46	48	46
Other liabilities	368	358	384	372	335
	1,294	1,223	1,206	1,131	1,070
Net Interest Income	2,530	2,498	2,474	2,420	2,480
Non-Interest Revenue
Securities commissions and fees	251	239	229	229	227
Deposit and payment service charges	297	298	285	278	280
Trading revenues	408	310	332	323	227
Lending fees	223	213	221	214	211
Card fees	102	122	127	104	108
Investment management and custodial fees	400	404	380	381	391
Mutual fund revenues	346	341	340	337	346
Underwriting and advisory fees	248	279	198	177	166
Securities gains, other than trading	31	36	6	6	36
Foreign exchange, other than trading	34	48	37	17	60
Insurance revenue	196	233	804	543	443
Investments in associates and joint ventures	243	94	50	(63)	59
Other	96	163	150	135	41
	2,875	2,780	3,159	2,681	2,595
Total Revenue	5,405	5,278	5,633	5,101	5,075
Provision for Credit Losses (Note 3)	173	174	257	201	183
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	4	79	691	407	366
Non-Interest Expense
Employee compensation	1,983	1,807	1,767	1,904	1,904
Premises and equipment	607	652	580	605	556
Amortization of intangible assets	119	111	112	110	111
Travel and business development	161	189	146	161	150
Communications	69	71	69	80	74
Business and capital taxes	11	9	7	12	14
Professional fees	124	139	121	125	138
Other	305	345	290	315	323
	3,379	3,323	3,092	3,312	3,270
Income Before Provision for Income Taxes	1,849	1,702	1,593	1,181	1,256
Provision for income taxes	361	357	348	208	188
Net Income	$1,488	$1,345	$1,245	$973	$1,068
Attributable to:
Bank shareholders	1,487	1,344	1,245	973	1,060
Non-controlling interest in subsidiaries	1	1	-	-	8
Net Income	$1,488	$1,345	$1,245	$973	$1,068
Earnings Per Share (Canadian $) (Note 12)
Basic	$2.23	$2.03	$1.87	$1.46	$1.59
Diluted	2.22	2.02	1.86	1.45	1.58
Dividends per common share	0.88	0.86	0.86	0.84	0.84

  The accompanying notes are an integral part of these interim consolidated financial statements.

32    BMO Financial Group First Quarter Report 2017

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2017	October 31, 2016	July 31, 2016	April 30, 2016	January 31, 2016
Net Income	$1,488	$1,345	$1,245	$973	$1,068
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(96)	(31)	103	85	(6)
Reclassification to earnings of (gains) in the period (2)	(5)	(6)	(2)	(3)	(17)
	(101)	(37)	101	82	(23)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	(402)	(248)	242	(289)	269
Reclassification to earnings of (gains) losses on cash flow hedges (4)	11	11	8	5	(14)
	(391)	(237)	250	(284)	255
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(782)	579	812	(2,801)	1,623
Unrealized gains (losses) on hedges of net foreign operations (5)	96	(90)	(98)	353	(124)
	(686)	489	714	(2,448)	1,499
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	241	28	(128)	(153)	(169)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(43)	(41)	-	(196)	84
	198	(13)	(128)	(349)	(85)
Other Comprehensive Income (Loss), net of taxes	(980)	202	937	(2,999)	1,646
Total Comprehensive Income (Loss)	$508	$1,547	$2,182	$(2,026)	$2,714
Attributable to:
Bank shareholders	507	1,546	2,182	(2,026)	2,706
Non-controlling interest in subsidiaries	1	1	-	-	8
Total Comprehensive Income (Loss)	$508	$1,547	$2,182	$(2,026)	$2,714

  (1)    Net of income tax (provision) recovery of $55, $17, $(45), $(34), $(2) for the three months ended.

  (2)    Net of income tax provision of $3, $2, $0, $0, $9 for the three months ended.

  (3)    Net of income tax (provision) recovery of $164, $99, $(95), $98, $(106) for the three months ended.

  (4)    Net of income tax provision (recovery) of $(4), $(4), $(4), $(2), $4 for the three months ended.

  (5)    Net of income tax (provision) recovery of $(35), $32, $33, $(118), $43 for the three months ended.

  (6)    Net of income tax (provision) recovery of $(93), $(14), $53, $55, $62 for the three months ended.

  (7)    Net of income tax (provision) recovery of $15, $15, $0, $70, $(30) for the three months ended.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2017 33

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2017	October 31, 2016	July 31, 2016	April 30, 2016	January 31, 2016
Assets
Cash and Cash Equivalents	$34,079	$31,653	$37,748	$36,111	$38,961
Interest Bearing Deposits with Banks	5,888	4,449	6,486	7,386	7,433
Securities (Note 2)
Trading	87,544	84,458	81,023	78,960	75,488
Available-for-sale	54,358	55,663	53,660	49,690	52,321
Held-to-maturity	8,982	8,965	8,571	8,401	9,325
Other	895	899	1,101	1,145	1,367
	151,779	149,985	144,355	138,196	138,501
Securities Borrowed or Purchased Under Resale Agreements	78,753	66,646	76,112	81,890	83,603
Loans
Residential mortgages	112,469	112,277	109,692	106,641	107,026
Consumer instalment and other personal	61,481	64,680	64,242	63,831	65,886
Credit cards	7,888	8,101	8,023	7,918	7,896
Businesses and governments	173,418	175,597	172,334	165,192	166,141
	355,256	360,655	354,291	343,582	346,949
Allowance for credit losses (Note 3)	(1,868)	(1,925)	(1,993)	(1,894)	(1,951)
	353,388	358,730	352,298	341,688	344,998
Other Assets
Derivative instruments	30,161	39,183	39,194	40,585	49,233
Customers’ liability under acceptances	13,588	13,021	11,835	12,091	11,345
Premises and equipment	2,062	2,147	2,257	2,230	2,339
Goodwill	6,235	6,381	6,250	6,149	6,787
Intangible assets	2,151	2,178	2,178	2,178	2,306
Current tax assets	1,329	906	508	736	735
Deferred tax assets	2,934	3,101	3,115	3,115	3,360
Other	10,037	9,555	9,346	9,103	9,692
	68,497	76,472	74,683	76,187	85,797
Total Assets	$692,384	$687,935	$691,682	$681,458	$699,293
Liabilities and Equity
Deposits (Note 7)	$476,949	$473,372	$467,846	$444,793	$470,836
Other Liabilities
Derivative instruments	31,770	38,227	38,890	45,979	52,619
Acceptances	13,588	13,021	11,835	12,091	11,345
Securities sold but not yet purchased	21,965	25,106	27,092	27,071	24,208
Securities lent or sold under repurchase agreements	53,500	40,718	50,370	59,193	49,670
Securitization and liabilities related to structured entities	21,794	22,377	22,560	22,306	21,289
Current tax liabilities	91	81	33	45	128
Deferred tax liabilities	244	242	252	253	248
Other	25,632	28,024	27,639	26,052	22,076
	168,584	167,796	178,671	192,990	181,583
Subordinated Debt (Note 7)	4,370	4,439	4,461	4,643	5,250
Equity
Preferred shares (Note 8)	3,840	3,840	3,240	3,240	3,240
Common shares (Note 8)	12,791	12,539	12,463	12,370	12,352
Contributed surplus	303	294	294	298	298
Retained earnings	22,077	21,205	20,456	19,806	19,409
Accumulated other comprehensive income	3,446	4,426	4,224	3,287	6,286
Total shareholders’ equity	42,457	42,304	40,677	39,001	41,585
Non-controlling interest in subsidiaries	24	24	27	31	39
Total Equity	42,481	42,328	40,704	39,032	41,624
Total Liabilities and Equity	$692,384	$687,935	$691,682	$681,458	$699,293

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

34    BMO Financial Group First Quarter Report 2017

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2017	January 31, 2016
Preferred Shares (Note 8)
Balance at beginning of period	$ 3,840	$ 3,240
Balance at End of Period	3,840	3,240
Common Shares (Note 8)
Balance at beginning of period	12,539	12,313
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	186	-
Issued under the Stock Option Plan	66	39
Balance at End of Period	12,791	12,352
Contributed Surplus
Balance at beginning of period	294	299
Issuance of stock options, net of options exercised	9	(2)
Other	-	1
Balance at End of Period	303	298
Retained Earnings
Balance at beginning of period	21,205	18,930
Net income attributable to bank shareholders	1,487	1,060
Dividends – Preferred shares	(45)	(41)
– Common shares	(570)	(540)
Balance at End of Period	22,077	19,409
Accumulated Other Comprehensive (Loss) on Available-for-Sale Securities
Balance at beginning of period	48	(75)
Unrealized (losses) on available-for-sale securities arising during the period (1)	(96)	(6)
Reclassification to earnings of (gains) in the period (2)	(5)	(17)
Balance at End of Period	(53)	(98)
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	596	612
Gains (losses) on cash flow hedges arising during the period (3)	(402)	269
Reclassification to earnings of (gains) losses in the period (4)	11	(14)
Balance at End of Period	205	867
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	4,327	4,073
Unrealized gains (losses) on translation of net foreign operations	(782)	1,623
Unrealized gains (losses) on hedges of net foreign operations (5)	96	(124)
Balance at End of Period	3,641	5,572
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(512)	(90)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	241	(169)
Balance at End of Period	(271)	(259)
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	(33)	120
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(43)	84
Balance at End of Period	(76)	204
Total Accumulated Other Comprehensive Income	3,446	6,286
Total Shareholders’ Equity	$ 42,457	$ 41,585
Non-controlling Interest in Subsidiaries
Balance at beginning of period	24	491
Net income attributable to non-controlling interest	1	8
Dividends to non-controlling interest	-	(10)
Redemption of capital trust securities	-	(450)
Other	(1)	-
Balance at End of Period	24	39
Total Equity	$ 42,481	$ 41,624

  (1)    Net of income tax (provision) recovery of $55, $(2) for the three months ended.

  (2)    Net of income tax provision of $3, $9 for the three months ended.

  (3)    Net of income tax (provision) recovery of $164, $(106) for the three months ended.

  (4)    Net of income tax provision (recovery) of $(4), $4 for the three months ended.

  (5)    Net of income tax (provision) recovery of $(35), $43 for the three months ended.

  (6)    Net of income tax (provision) recovery of $(93), $62 for the three months ended.

  (7)    Net of income tax (provision) recovery of $15, $(30) for the three months ended.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2017 35

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2017	January 31, 2016
Cash Flows from Operating Activities
Net Income	$ 1,488	$ 1,068
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	2	4
Net (gain) on securities, other than trading	(33)	(40)
Net (increase) in trading securities	(4,021)	(1,921)
Provision for credit losses (Note 3)	173	183
Change in derivative instruments – (increase) decrease in derivative asset	10,074	(14,604)
– increase (decrease) in derivative liability	(8,047)	14,013
Amortization of premises and equipment	96	95
Amortization of other assets	57	41
Amortization of intangible assets	119	111
Net (increase) decrease in deferred income tax asset	104	(25)
Net increase (decrease) in deferred income tax liability	2	(16)
Net (increase) in current income tax asset	(470)	(116)
Net increase in current income tax liability	13	27
Change in accrued interest – decrease in interest receivable	24	14
– (decrease) in interest payable	(107)	(68)
Changes in other items and accruals, net	(1,907)	1,209
Net increase in deposits	12,343	15,213
Net (increase) decrease in loans	1,011	(3,181)
Net increase (decrease) in securities sold but not yet purchased	(2,850)	2,495
Net increase in securities lent or sold under repurchase agreements	14,465	7,088
Net (increase) in securities borrowed or purchased under resale agreements	(14,021)	(11,738)
Net decrease in securitization and liabilities related to structured entities	(524)	(433)
Net Cash Provided by Operating Activities	7,991	9,419
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(1,370)	(9)
Proceeds from issuance (maturity) of Covered Bonds	(358)	186
Proceeds from issuance of subordinated debt (Note 7)	-	1,000
Redemption of capital trust securities (Note 8)	-	(450)
Proceeds from issuance of common shares (Note 8)	67	39
Cash dividends paid	(405)	(557)
Cash dividends paid to non-controlling interest	-	(10)
Net Cash Provided by (Used in) Financing Activities	(2,066)	199
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(1,581)	300
Purchases of securities, other than trading	(11,231)	(7,646)
Maturities of securities, other than trading	1,143	1,858
Proceeds from sales of securities, other than trading	9,323	4,035
Premises and equipment – net (purchases)	(34)	(73)
Purchased and developed software – net (purchases)	(111)	(95)
Acquisitions (Note 6)	-	(12,078)
Net Cash Used in Investing Activities	(2,491)	(13,699)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,008)	2,747
Net increase (decrease) in Cash and Cash Equivalents	2,426	(1,334)
Cash and Cash Equivalents at Beginning of Period	31,653	40,295
Cash and Cash Equivalents at End of Period	$ 34,079	$ 38,961
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$ 1,412	$ 1,123
Amount of income taxes paid in the period	$ 573	$ 384
Amount of interest and dividend income received in the period	$ 4,042	$ 3,531

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

36    BMO Financial Group First Quarter Report 2017

Notes to Consolidated Financial Statements

January 31, 2017 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2016. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2016 as set out on pages 144 to 205 of our 2016 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2017.

Future Changes in IFRS Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which addresses impairment, classification and measurement and hedge accounting. At the direction of our regulator, OSFI, IFRS 9 is effective for the bank for the fiscal year beginning November 1, 2017. Additional guidance relating to the adoption of IFRS 9 has been provided by OSFI in its Guideline – IFRS 9 Financial Instruments and Disclosures (“OSFI Guideline”). The OSFI Guideline is consistent with the guidance provided by the Basel Committee on Banking Supervision (“BCBS”).

Implementation Approach

We have established an IFRS 9 Steering Committee which includes senior executive representation from finance, risk, technology, capital management and corporate audit. The Steering Committee is responsible for the overall implementation of IFRS 9, ensuring integration throughout the bank and providing executive review and approval of key decisions made during the transition process.

Our transition approach is based on three work streams which align with the three major topics in the standard: (1) impairment, (2) classification and measurement, and (3) hedge accounting. Each work stream includes key stakeholders from finance, risk and information technology. The bank’s activities to date have focused on developing accounting policies, assessing the classification of instruments, development of impairment models and the implementation of new information technology systems to support the IFRS 9 impairment calculations. During the current year the bank will implement its end-to-end control framework, validate and refine its impairment models and perform a parallel run.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The new ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from the current approach where the allowance recorded on performing loans is designed to capture only losses that have been incurred whether or not they have been specifically identified. The most significant impact will be on the loan portfolio.

Stage 1 of the expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans. Stage 2 requires the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination. The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain criteria such as 30-day past due and watchlist status. Stage 3 requires lifetime losses for all credit impaired loans and is expected to be similar to the bank’s current specific provision. The allowance for loans in Stage 2 or 3 will be higher than for those in Stage 1 as a result of the longer time horizon associated with these stages.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. The standard also requires future economic conditions be considered based on an unbiased, probability weighted assessment, of possible future outcomes. As a result of the forward looking nature of the standard, it is expected that the provision for credit losses will become more responsive to expected changes in the economic environment.

In considering the lifetime of an instrument, IFRS 9 generally requires the use of the contractual period of the loan including pre-payment, extension and other options. For revolving instruments, such as credit cards, that may not have a defined contractual period the life is based on the historical behaviour.

We are in the process of developing and testing the key models required under IFRS 9 and we have not yet quantified the impact on our collective allowance; however, any change in the allowance for credit losses on adoption will be recorded in retained earnings.

BMO Financial Group First Quarter Report 2017 37

Classification and Measurement

The new standard requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. The business model test determines classification based on the business purpose for holding the asset. Generally, debt instruments will be measured at fair value through profit and loss unless certain conditions are met that permit fair value through other comprehensive income (“FVOCI”) or amortized cost. Debt instruments that have contractual cash flows representing only payments of principal and interest will be eligible for classification as FVOCI or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments will be recognized in profit or loss on disposal.

Equity instruments would generally be measured at fair value through profit and loss unless we elect to measure at FVOCI. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale equity securities being recorded in income going forward. Currently, these unrealized gains and losses are recognized in other comprehensive income. Should we elect to record equity instruments at FVOCI, gains and losses would never be recognized in income.

The bank is currently finalizing our business model assessments and assessing the contractual cash flow characteristics.

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Note 9.

Hedge accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that would allow us to continue to apply the existing hedge accounting rules. The bank does not intend to adopt the hedge accounting provisions of IFRS 9. As required by the standard, we will adopt the new hedge accounting disclosures.

Transition

IFRS 9 is required to be adopted retrospectively with the opening impact recorded in retained earnings on November 1, 2017 with no requirement to restate prior periods. We expect that our Stage 3 loans will be largely consistent with our current specific provision. The bank is still calculating the impact on our Stage 1 and 2 loans compared to our current collective allowance. The final impact is based upon the conditions present at the time of adoption and the bank’s expectations of future economic scenarios.

The largest impact expected from classification and measurement is that the bank’s available-for-sale equity securities will largely be classified as fair value through profit and loss on transition. Certain other debt securities may also be reclassified upon adoption on November 1, 2017.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				January 31, 2017				October 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	6,853	18	28	6,843	8,109	62	3	8,168
Canadian provincial and municipal governments	6,654	45	41	6,658	6,126	110	4	6,232
U.S. federal government	11,305	7	273	11,039	9,564	47	54	9,557
U.S. states, municipalities and agencies	4,328	35	17	4,346	4,379	77	6	4,450
Other governments	5,306	8	22	5,292	5,214	17	4	5,227
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,900	18	8	2,910	3,473	37	3	3,507
Mortgage-backed securities and collateralized mortgage obligations – U.S.	9,246	9	148	9,107	9,591	50	26	9,615
Corporate debt	6,601	24	18	6,607	7,219	78	5	7,292
Corporate equity	1,464	118	26	1,556	1,529	116	30	1,615
Total	54,657	282	581	54,358	55,204	594	135	55,663
(1) These	amounts are supported by insured mortgages.

38    BMO Financial Group First Quarter Report 2017

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the three months ended	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Impairment Allowances (Specific ACL), beginning of period	59	69	123	113	250	210	432	392
Amounts written off	(7)	(15)	(167)	(167)	(58)	(49)	(232)	(231)
Recoveries of amounts written off in previous periods	3	7	48	36	18	44	69	87
Charge to income statement (Specific PCL)	7	10	117	149	49	24	173	183
Foreign exchange and other movements	(5)	-	(4)	1	(19)	(3)	(28)	(2)
Specific ACL, end of period	57	71	117	132	240	226	414	429
Collective ACL, beginning of period	71	111	596	714	1,015	835	1,682	1,660
Charge (recovery) to income statement (Collective PCL)	2	(18)	(8)	17	6	1	-	-
Foreign exchange and other movements	(1)	5	(4)	15	(18)	37	(23)	57
Collective ACL, end of period	72	98	584	746	1,003	873	1,659	1,717
Total ACL	129	169	701	878	1,243	1,099	2,073	2,146
Comprised of: Loans	103	136	701	878	1,064	937	1,868	1,951
Other credit instruments	26	33	-	-	179	162	205	195

  Interest income on impaired loans of $23 million was recognized for the three months ended January 31, 2017 ($15 million for the three months ended January 31, 2016).

Renegotiated Loans

The carrying value of our renegotiated loans was $1,117 million as at January 31, 2017 ($988 million as at October 31, 2016), with $575 million classified as performing as at January 31, 2017 ($540 million as at October 31, 2016). Renegotiated loans of $3 million were written off in the three months ended January 31, 2017 ($58 million in the year ended October 31, 2016).

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three months ended January 31, 2017 was $3 million ($2 million for the three months ended January 31, 2016). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance for these loans is exhausted. Any additional decrease will be recorded in net interest income.

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three months ended January 31, 2017 was $nil in the collective provision for credit losses and $5 million in net interest income, respectively ($16 million in the collective provision for credit losses and $10 million in net interest income, respectively, for the three months ended January 31, 2016).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the three months ended January 31, 2017 was $1 million ($1 million for the three months ended January 31, 2016).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the three months ended January 31, 2017 was $12 million ($13 million for the three months ended January 31, 2016).

For all performing loans, the interest rate premium is amortized to net interest income over the expected life of the loan using the effective interest rate method. The impact to net interest income of amortization and repayments for the three months ended January 31, 2017 is an expense of $13 million ($14 million expense for the three months ended January 31, 2016).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three months ended January 31, 2017 was $23 million ($nil for the three months ended January 31, 2016).

As at January 31, 2017, the amount of purchased performing loans on the balance sheet was $8,301 million ($9,415 million as at October 31, 2016). As at January 31, 2017, the credit mark remaining on performing term loans and revolving loans was $199 million and $53 million, respectively ($226 million and $57 million, respectively, as at October 31, 2016). Of the total credit mark for performing loans of $252 million, $137 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $115 million represents the incurred credit mark and will be re-measured each reporting period.

BMO Financial Group First Quarter Report 2017 39

Purchased Credit Impaired Loans (“PCI loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three month period ended January 31, 2017 was a $1 million recovery in the specific provision for credit losses ($29 million of recovery, for the three months ended January 31, 2016).

As at January 31, 2017, the amount of PCI loans remaining on the balance sheet was $225 million ($275 million as at October 31, 2016). As at January 31, 2017, the remaining credit mark related to PCI loans was $nil ($3 million as at October 31, 2016).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three months ended January 31, 2017, we recorded net provisions for credit losses of $2 million (net recoveries of $6 million for the three months ended January 31, 2016). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives, and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and earnings stability. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

40    BMO Financial Group First Quarter Report 2017

Note 5: Transfer of Assets

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		January 31, 2017 (1)		October 31, 2016
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	5,175		5,534
Other related assets (2)	11,866		11,689
Total	17,041	16,599	17,223	16,880

  (1)    The fair value of the securitized assets is $17,111 million and the fair value of the associated liabilities is $16,920 million, for a net position of $191 million as at January 31, 2017 ($17,318 million, $17,394 million, and $(76) million, respectively, as at October 31, 2016). Securitized assets are those which we have transferred to third parties, including other related assets.

  (2)    The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three months ended January 31, 2017, we sold $3,031 million of loans to third-party securitization programs ($1,829 million for the three months ended January 31, 2016).

Note 6: Acquisitions

Greene Holcomb Fisher (“GHF”)

On August 1, 2016, we completed the acquisition of the business of Greene Holcomb Fisher for cash consideration of US $53 million (CAD $69 million). The acquisition complements our existing capital markets activity in the U.S. by increasing the number of experienced mergers and acquisitions professionals and our presence in the marketplace. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $4 million and goodwill of $65 million. The intangible assets are being amortized over a maximum of three years on a straight-line basis. Goodwill of $65 million related to this acquisition is deductible for tax purposes.

GE Capital Transportation Finance Business (“BMO TF”)

On December 1, 2015, we completed the acquisition of the net assets of GE Capital Transportation Finance business for cash consideration of US $9.0 billion (CAD $12.1 billion). The acquisition is consistent with our commercial banking activities in both Canada and the U.S. and expands our commercial customer base. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our U.S. P&C and Canadian P&C reporting segments.

As part of this acquisition, we primarily acquired loans, assets subject to operating leases, intangible assets and goodwill. We recorded a credit mark of $100 million and an interest rate premium of $41 million on the acquired loan portfolio. Additionally, we recorded a fair value adjustment of $72 million to reduce the value of the assets subject to operating leases. A dealer and customer relationship intangible is being amortized over a 15 year period on an accelerated basis, and a technology intangible asset is being amortized over five years on a straight-line basis. Goodwill of $410 million related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	BMO TF	GHF
Loans	10,793	-
Goodwill	410	65
Intangible assets	63	4
Other assets	1,087	-
Total assets	12,353	69
Other liabilities	275	-
Purchase price	12,078	69

The allocation of the purchase price for GHF is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed. The purchase price allocation for BMO TF has been completed.

BMO Financial Group First Quarter Report 2017 41

Note 7: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)		Total
	January 31, 2017	October 31, 2016	January 31, 2017	October 31, 2016	January 31, 2017	October 31, 2016	January 31, 2017	October 31, 2016	January 31, 2017	October 31, 2016
Deposits by:
Banks (1)	368	450	1,431	1,415	2,475	3,448	26,331	28,958	30,605	34,271
Businesses and governments	17,646	17,578	36,237	35,378	58,612	60,331	170,005	162,927	282,500	276,214
Individuals	3,584	3,307	18,124	17,594	88,448	87,627	53,688	54,359	163,844	162,887
Total (2) (3)	21,598	21,335	55,792	54,387	149,535	151,406	250,024	246,244	476,949	473,372
Booked in:
Canada	19,058	18,937	40,824	40,037	79,134	77,800	148,697	152,894	287,713	289,668
United States	1,873	1,540	14,889	14,229	69,338	73,155	72,051	65,850	158,151	154,774
Other countries	667	858	79	121	1,063	451	29,276	27,500	31,085	28,930
Total	21,598	21,335	55,792	54,387	149,535	151,406	250,024	246,244	476,949	473,372

(1) Includes regulated and central banks.
(2) Includes structured notes designated at fair value through profit or loss.
(3) As at January 31, 2017 and October 31, 2016, total deposits payable on a fixed date included $34,209 million and $36,261 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2017 and October 31, 2016 are $236,283 million and $233,005 million, respectively, of deposits denominated in U.S. dollars, and $23,365 million and $24,097 million, respectively, of deposits denominated in other foreign currencies.
(4) Includes $224,877 million of deposits, each greater than one hundred thousand dollars, of which $132,582 million were booked in Canada, $63,023 million were booked in the United States and $29,272 million were booked in other countries ($221,957 million, $136,382 million, $58,077 million and $27,498 million, respectively, as at October 31, 2016). Of the $132,582 million of deposits booked in Canada, $45,452 million mature in less than three months, $10,188 million mature in three to six months, $12,429 million mature in six to twelve months and $64,513 million mature after twelve months ($136,382 million, $54,904 million, $5,020 million, $13,737 million and $62,721 million, respectively, as at October 31, 2016).

During the quarter ended January 31, 2017, we issued the following:

•	US $1,750 million of 2.5% Covered Bonds, Series CBL 11 due January 11, 2022.
•	US $1,250 million Senior Medium-Term Notes (Series C), consisting of US $1,000 million 2.1% Senior Notes and US $250 million of 3-month LIBOR + 0.6% Floating Rate Notes, due December 12, 2019.

During the quarter ended January 31, 2017, the following matured:

•	US $2,000 million of 1.95% of Covered Bonds, Series CB5.
•	US $1,500 million of 2.5% of Senior Medium-Term Notes (Series B).
•	€700 million of 3-month EURIBOR + 0.34% Floating Rate Notes (Series 72).

Subordinated Debt

During the three months ended January 31, 2017, we did not issue or redeem any subordinated debt.

Note 8: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2017		October 31, 2016
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B - Series 14	10,000,000	250	10,000,000	250	not convertible
Class B - Series 15	10,000,000	250	10,000,000	250	not convertible
Class B - Series 16	6,267,391	157	6,267,391	157	Class B - Series 17	(2)
Class B - Series 17	5,732,609	143	5,732,609	143	Class B - Series 16	(2)
Class B - Series 25	9,425,607	236	9,425,607	236	Class B - Series 25	(2)
Class B - Series 26	2,174,393	54	2,174,393	54	Class B - Series 27	(2)
Class B - Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2	)(3)
Class B - Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2	)(3)
Class B - Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2	)(3)
Class B - Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2	)(3)
Class B - Series 35	6,000,000	150	6,000,000	150	not convertible	(3)
Class B - Series 36	600,000	600	600,000	600	Class B - Series 37	(2	)(3)
Class B - Series 38	24,000,000	600	24,000,000	600	Class B - series 39	(2	)(3)
		3,840		3,840
Common Shares (4)	648,920,244	12,791	645,761,333	12,539
Share Capital		16,631		16,379

  (1)    For additional information refer to Notes 16 and 21 of our consolidated financial statements for the year ended October 31, 2016 on pages 174 to 187 of our 2016 Annual Report.

  (2)    If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.

  (3)    The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.

  (4)    The stock options issued under the stock option plan are convertible into 9,131,946 common shares as at January 31, 2017 (9,805,299 common shares as at October 31, 2016).

42    BMO Financial Group First Quarter Report 2017

Preferred Shares

During the three months ended January 31, 2017, we did not issue or redeem any preferred shares.

Common Shares

During the three months ended January 31, 2017, we did not repurchase any common shares under our previous normal course issuer bid, which expired on January 31, 2017.

Capital Trust Securities

During the three months ended January 31, 2017, we did not issue or redeem any Capital Trust Securities.

Note 9: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2016 on pages 177 to 182 for further discussion on the determination of fair value.

		January 31, 2017		October 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	8,982	9,000	8,965	9,073
Other (1)	582	2,737	579	2,778
	9,564	11,737	9,544	11,851
Securities purchased under resale agreements (2)	66,133	65,595	51,815	51,789
Loans
Residential mortgages	112,469	112,271	112,277	112,400
Consumer instalment and other personal	61,481	60,886	64,680	64,043
Credit cards	7,888	7,649	8,101	7,862
Businesses and governments	173,418	171,220	175,597	173,601
	355,256	352,026	360,655	357,906

Deposits (3)	465,150	465,388	461,768	462,062
Securities sold under repurchase agreements (4)	43,360	44,009	28,989	29,278
Securitization and liabilities related to structured entities	21,794	22,410	22,377	22,506
Other liabilities (5)	-	-	703	1,104
Subordinated debt	4,370	4,616	4,439	4,580

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

(1) Excluded from other securities is $313 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($320 million as at October 31, 2016).
(2) Excludes $12,620 million of securities borrowed for which carrying value approximates fair value ($14,831 million as at October 31, 2016).
(3) Excludes $11,799 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value ($11,604 million as at October 31, 2016).
(4) Excludes $10,140 million of securities lent for which carrying value approximates fair value ($11,729 million as at October 31, 2016).
(5) Other liabilities include certain other liabilities of subsidiaries, other than deposits. Excludes $25,632 million of other liabilities for which carrying value approximates fair value ($27,321 million as at October 31, 2016).

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase of $311 million in non-interest revenue, trading revenue and a decrease of $49 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three months ended January 31, 2017 (an increase of $394 million recorded in non-interest revenue, trading revenue, and an increase of $100 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three months ended January 31, 2016). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to January 31, 2017 was an unrealized loss of $183 million, of this an unrealized loss of $107 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

The fair value and notional amount due at contractual maturity of these structured notes as at January 31, 2017 were $11,799 million and $12,308 million, respectively ($11,604 million and $11,768 million, respectively, as at October 31, 2016). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at January 31, 2017 of $7,692 million ($7,887 million as at October 31, 2016) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $266 million in non-interest revenue, insurance revenue, for the three months ended January 31, 2017 (an increase of $24 million for the three months ended January 31, 2016).

BMO Financial Group First Quarter Report 2017 43

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at January 31, 2017 of $662 million ($682 million as at October 31, 2016) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in a decrease of $38 million in insurance claims, commissions, and changes in policy benefit liabilities for the three months ended January 31, 2017 (an increase of $22 million for the three months ended January 31, 2016). For the three months ended January 31, 2017, a decrease of $9 million was recorded in other comprehensive income related to changes in our own credit spread (an increase of $14 million for the three months ended January 31, 2016). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at January 31, 2017 of $313 million ($320 million as at October 31, 2016) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $5 million for the three months ended January 31, 2017 (a decrease of $17 million for the three months ended January 31, 2016).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

44    BMO Financial Group First Quarter Report 2017

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)		January 31, 2017			October 31, 2016
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,371	1,803	-	10,998	1,954	-
Canadian provincial and municipal governments	3,499	3,486	-	3,404	4,018	-
U.S. federal government	6,691	172	-	6,012	136	-
U.S. states, municipalities and agencies	-	1,349	-	-	1,124	-
Other governments	482	137	-	316	286	-
Mortgage-backed securities and collateralized mortgage obligations	-	1,199	-	-	1,062	-
Corporate debt	811	9,986	66	565	8,996	91
Corporate equity	48,037	455	-	44,459	1,037	-
	68,891	18,587	66	65,754	18,613	91
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,091	1,752	-	6,286	1,882	-
Canadian provincial and municipal governments	4,581	2,077	-	3,995	2,237	-
U.S. federal government	11,039	-	-	9,557	-	-
U.S. states, municipalities and agencies	-	4,345	1	-	4,449	1
Other governments	3,582	1,710	-	3,083	2,144	-
Mortgage-backed securities and collateralized mortgage obligations	-	12,017	-	-	13,122	-
Corporate debt	4,421	2,183	3	4,974	2,314	4
Corporate equity	39	125	1,392	33	126	1,456
	28,753	24,209	1,396	27,928	26,274	1,461
Other Securities	-	-	313	-	-	320
Fair Value Liabilities
Securities sold but not yet purchased	20,365	1,600	-	23,552	1,554	-
Structured note liabilities and other note liabilities	-	11,808	-	-	11,613	-
Annuity liabilities	-	662	-	-	682	-
	20,365	14,070	-	23,552	13,849	-
Derivative Assets
Interest rate contracts	5	12,564	-	5	18,059	-
Foreign exchange contracts	33	15,239	-	31	18,945	-
Commodity contracts	352	899	-	405	814	-
Equity contracts	58	1,003	-	188	713	-
Credit default swaps	-	8	-	-	23	-
	448	29,713	-	629	38,554	-
Derivative Liabilities
Interest rate contracts	20	10,920	-	16	16,138	-
Foreign exchange contracts	11	17,127	-	17	18,462	-
Commodity contracts	262	737	-	262	909	-
Equity contracts	63	2,601	-	69	2,322	-
Credit default swaps	-	29	-	-	32	-
	356	31,414	-	364	37,863	-

BMO Financial Group First Quarter Report 2017 45

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2017.

During the three months ended January 31, 2017, $10 million of trading securities and $19 million of available-for-sale securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three months ended January 31, 2017, $142 million of trading securities, and $39 million of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2017, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended January 31, 2017	Balance October 31, 2016	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value at January 31, 2017	Change in unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	-	-	-	-	-	-	-	-	-	-
Corporate debt	91	-	(2)	-	-	(23)	-	-	66	-
Total trading securities	91	-	(2)	-	-	(23)	-	-	66	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	4	-	-	-	(1)	-	-	-	3	na
Corporate equity	1,456	(9)	(38)	36	(53)	-	-	-	1,392	na
Total available-for-sale securities	1,461	(9)	(38)	36	(54)	-	-	-	1,396	na
Other Securities	320	2	(7)	28	(30)	-	-	-	313	(36)

(1)    Includes cash settlement of derivative assets and derivative liabilities.

(2)    Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on January 31, 2017 are included in earnings in the period.

(3)    Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

na – not applicable

Note 10: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at January 31, 2017. Our capital position as at January 31, 2017 is detailed in Table 8 of the Capital Management section on page 12 of Management’s Discussion and Analysis of the First Quarter 2017 Report to Shareholders.

Note 11: Employee Compensation

Stock Options

During the three months ended January 31, 2017, we granted a total of 723,431 stock options (754,714 stock options during the three months ended January 31, 2016). The weighted-average fair value of options granted during the three months ended January 31, 2017 was $11.62 per option ($7.60 per option for the three months ended January 31, 2016).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2017	January 31, 2016
Expected dividend yield	4.3% - 4.4%	5.5%
Expected share price volatility	18.4% - 18.8%	19.8% - 20.0%
Risk-free rate of return	1.7% - 1.8%	1.3% - 1.4%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	96.90	77.23

  Changes to the input assumptions can result in different fair value estimates.

46    BMO Financial Group First Quarter Report 2017

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Benefits earned by employees	79	70	8	6
Net interest (income) expense on net defined benefit (asset) liability	2	(2)	12	13
Administrative expenses	1	1	-	-
Benefits expense	82	69	20	19
Canada and Quebec pension plan expense	20	19	-	-
Defined contribution expense	36	29	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	138	117	20	19

Note 12: Earnings Per Share

Our basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present the bank’s basic and diluted earnings per share:

  Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2017	January 31, 2016
Net income attributable to bank shareholders	1,487	1,060
Dividends on preferred shares	(45)	(41)
Net income available to common shareholders	1,442	1,019
Average number of common shares outstanding (in thousands)	647,744	642,978
Basic earnings per share (Canadian $)	2.23	1.59
Diluted earnings per share
Net income available to common shareholders adjusted for dilution effect	1,442	1,019
Average number of common shares outstanding (in thousands)	647,744	642,978
Stock options potentially exercisable (1)	7,832	8,526
Common shares potentially repurchased	(5,263)	(6,595)
Average diluted number of common shares outstanding (in thousands)	650,313	644,909
Diluted earnings per share (Canadian $)	2.22	1.58

 (1)    In computing diluted earnings per share we excluded average stock options outstanding of 1,197,024 with a weighted-average exercise price of $202.02 for the three months ended January 31, 2017 (2,169,300 with a weighted-average exercise price of $189.68 for the three months ended January 31, 2016) as the average share price for the period did not exceed the exercise price.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 13: Income Taxes

During the year ended October 31, 2016, we were reassessed by the Canada Revenue Agency (CRA) for additional income taxes of approximately $76 million in respect of certain 2011 Canadian corporate dividends. In its reassessment, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The dividends to which the reassessment relates were received in transactions similar to those addressed in the 2015 Canadian Federal Budget, which introduced prospective rules that apply as of May 1, 2017 for existing arrangements. It is possible that we may be reassessed for significant income tax for subsequent years for similar activities. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

BMO Financial Group First Quarter Report 2017 47

Note 14: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 26 of the consolidated financial statements for the year ended October 31, 2016 on pages 197 to 199 of the Annual Report.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	1,303	909	167	348	(197)	2,530
Non-Interest Revenue	676	228	1,045	880	46	2,875
Total Revenue	1,979	1,137	1,212	1,228	(151)	5,405
Provision for Credit Losses	118	60	2	(4)	(3)	173
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	4	-	-	4
Amortization	75	113	53	31	-	272
Non-Interest Expense	826	626	801	691	163	3,107
Income before taxes and non-controlling interest in subsidiaries	960	338	352	510	(311)	1,849
Provision for income taxes	217	78	86	134	(154)	361
Net Income	743	260	266	376	(157)	1,488
Non-controlling interest in subsidiaries	-	-	1	-	-	1
Net Income attributable to bank shareholders	743	260	265	376	(157)	1,487
Average Assets	214,900	105,865	31,500	311,654	61,865	725,784

For the three months ended January 31, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	1,254	880	149	422	(225)	2,480
Non-Interest Revenue	471	260	1,288	593	(17)	2,595
Total Revenue	1,725	1,140	1,437	1,015	(242)	5,075
Provision for Credit Losses	140	65	2	8	(32)	183
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	366	-	-	366
Amortization	66	97	60	24	-	247
Non-Interest Expense	806	634	818	637	128	3,023
Income before taxes and non-controlling interest in subsidiaries	713	344	191	346	(338)	1,256
Provision for income taxes	184	93	44	89	(222)	188
Net Income	529	251	147	257	(116)	1,068
Non-controlling interest in subsidiaries	-	-	1	-	7	8
Net Income attributable to bank shareholders	529	251	146	257	(123)	1,060
Average Assets	203,856	104,739	30,548	312,625	62,261	714,029

(1)   Corporate Services includes Technology and Operations.

Revenue is presented on a taxable equivalent basis (“teb”) at the operating group level. This basis increases reported revenues and the reported provision for income taxes that would increase revenues on certain tax-exempt items to a level that incurs tax at the statutory rate with the offset to Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

48    BMO Financial Group First Quarter Report 2017

Note 15: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon and amount for which liquid assets can be monetized and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 100-105 of our 2016 Annual Report.

(Canadian $ in millions)									January 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	33,181	-	-	-	-	-	-	-	898	34,079
Interest bearing deposits with banks	3,952	905	460	189	382	-	-	-	-	5,888
Securities
Trading	945	1,548	2,136	2,546	1,673	5,075	8,666	16,463	48,492	87,544
Available-for-sale	2,259	753	333	223	799	6,522	18,855	23,058	1,556	54,358
Held-to-maturity	1	282	-	350	657	2,445	1,214	4,033	-	8,982
Other	-	-	-	-	7	9	33	12	834	895
Total securities	3,205	2,583	2,469	3,119	3,136	14,051	28,768	43,566	50,882	151,779
Securities borrowed or purchased under resale agreements	52,348	23,701	588	2,053	-	63	-	-	-	78,753
Loans
Residential mortgages	819	1,729	4,277	3,714	3,397	24,346	65,039	9,147	1	112,469
Consumer instalment and other personal	413	435	816	747	772	5,509	21,283	8,266	23,240	61,481
Credit cards	-	-	-	-	-	-	-	-	7,888	7,888
Businesses and governments	12,534	6,585	8,910	5,152	18,765	16,639	59,871	11,648	33,314	173,418
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,868)	(1,868)
Total loans, net of allowance	13,766	8,749	14,003	9,613	22,934	46,494	146,193	29,061	62,575	353,388
Total other assets
Derivative instruments	1,864	1,851	1,311	1,616	1,628	3,375	8,282	10,234	-	30,161
Customers’ liability under acceptances	11,564	1,929	95	-	-	-	-	-	-	13,588
Other	1,698	294	177	23	4	4	12	4,401	18,135	24,748
Total other assets	15,126	4,074	1,583	1,639	1,632	3,379	8,294	14,635	18,135	68,497
Total Assets	121,578	40,012	19,103	16,613	28,084	63,987	183,255	87,262	132,490	692,384

BMO Financial Group First Quarter Report 2017 49

(Canadian $ in millions)									January 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,443	8,961	3,255	668	733	271	-	-	4,274	30,605
Businesses and governments	20,929	35,019	25,912	10,097	12,848	16,703	34,108	14,389	112,495	282,500
Individuals	2,901	3,625	5,376	6,690	7,875	8,682	16,003	2,536	110,156	163,844
Total deposits	36,273	47,605	34,543	17,455	21,456	25,656	50,111	16,925	226,925	476,949
Other liabilities
Derivative instruments	1,864	3,093	1,385	1,264	1,915	4,682	8,143	9,424	-	31,770
Acceptances	11,564	1,929	95	-	-	-	-	-	-	13,588
Securities sold but not yet purchased	21,965	-	-	-	-	-	-	-	-	21,965
Securities lent or sold under repurchase agreements	48,993	4,456	51	-	-	-	-	-	-	53,500
Securitization and liabilities related to structured entities	7	545	672	856	622	4,675	10,404	4,013	-	21,794
Other	8,141	970	51	3,952	755	1,086	120	2,253	8,639	25,967
Total other liabilities	92,534	10,993	2,254	6,072	3,292	10,443	18,667	15,690	8,639	168,584
Subordinated debt	100	-	-	-	-	-	-	4,270	-	4,370
Total Equity	-	-	-	-	-	-	-	-	42,481	42,481
Total Liabilities and Equity	128,907	58,598	36,797	23,527	24,748	36,099	68,778	36,885	278,045	692,384
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									January 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	824	2,708	7,676	5,850	10,191	22,662	73,989	1,817	-	125,717
Operating leases	31	62	92	91	87	319	723	666	-	2,071
Financial guarantee contracts (1)	5,326	-	-	-	-	-	-	-	-	5,326
Purchase obligations	37	76	117	113	48	138	191	111	-	831

(1)   A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

50    BMO Financial Group First Quarter Report 2017

(Canadian $ in millions)									October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	30,745	-	-	-	-	-	-	-	908	31,653
Interest bearing deposits with banks	2,930	728	421	363	7	-	-	-	-	4,449
Securities
Trading	412	1,449	1,058	2,794	2,645	6,507	7,122	16,975	45,496	84,458
Available-for-sale	826	740	1,401	431	376	5,771	19,695	24,808	1,615	55,663
Held-to-maturity	-	-	294	-	350	2,841	1,270	4,210	-	8,965
Other	-	-	-	-	-	8	54	13	824	899
Total securities	1,238	2,189	2,753	3,225	3,371	15,127	28,141	46,006	47,935	149,985
Securities borrowed or purchased under resale agreements	51,085	10,993	4,167	338	-	63	-	-	-	66,646
Loans
Residential mortgages	1,001	1,212	3,347	4,772	3,930	24,555	64,044	9,416	-	112,277
Consumer instalment and other personal	371	374	791	828	887	5,431	24,041	8,542	23,415	64,680
Credit cards	-	-	-	-	-	-	-	-	8,101	8,101
Businesses and governments	11,473	5,904	7,155	6,727	20,547	18,140	63,049	11,380	31,222	175,597
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,925)	(1,925)
Total loans, net of allowance	12,845	7,490	11,293	12,327	25,364	48,126	151,134	29,338	60,813	358,730
Other Assets
Derivative instruments	2,508	4,483	1,443	1,480	1,804	3,826	9,796	13,843	-	39,183
Customers’ liability under acceptances	11,230	1,748	42	-	1	-	-	-	-	13,021
Other	1,274	453	106	18	4	3	-	4,324	18,086	24,268
Total other assets	15,012	6,684	1,591	1,498	1,809	3,829	9,796	18,167	18,086	76,472
Total Assets	113,855	28,084	20,225	17,751	30,551	67,145	189,071	93,511	127,742	687,935

BMO Financial Group First Quarter Report 2017 51

(Canadian $ in millions)									October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	11,940	12,327	2,239	1,488	464	500	-	-	5,313	34,271
Businesses and governments	33,833	29,737	15,216	13,174	8,359	15,499	34,103	13,006	113,287	276,214
Individuals	2,733	5,072	6,082	5,632	7,252	8,684	16,198	2,706	108,528	162,887
Total deposits	48,506	47,136	23,537	20,294	16,075	24,683	50,301	15,712	227,128	473,372
Other Liabilities
Derivative instruments	1,956	3,064	2,315	1,373	1,240	5,434	9,303	13,542	-	38,227
Acceptances	11,230	1,748	42	-	1	-	-	-	-	13,021
Securities sold but not yet purchased	25,106	-	-	-	-	-	-	-	-	25,106
Securities lent or sold under repurchase agreements	38,004	2,532	182	-	-	-	-	-	-	40,718
Securitization and liabilities related to structured entities	7	1,881	589	648	876	3,248	9,756	5,372	-	22,377
Other	8,651	1,152	701	22	4,809	1,704	140	2,444	8,724	28,347
Total other liabilities	84,954	10,377	3,829	2,043	6,926	10,386	19,199	21,358	8,724	167,796
Subordinated debt	-	-	100	-	-	-	-	-	4,339	4,439
Total Equity	-	-	-	-	-	-	-	-	42,328	42,328
Total Liabilities and Equity	133,460	57,513	27,466	22,337	23,001	35,069	69,500	37,070	282,519	687,935
(1) Deposits payable on demand and payable after notice have been included as having no maturity.
(Canadian $ in millions)									October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,267	7,896	3,776	8,293	12,289	16,236	75,998	3,013	-	129,768
Operating leases	30	61	90	88	88	317	709	602	-	1,985
Financial guarantee contracts (1)	6,022	-	-	-	-	-	-	-	-	6,022
Purchase obligations	45	96	128	132	129	148	172	99	-	949

(1)   A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

52    BMO Financial Group First Quarter Report 2017